United States securities and exchange commission logo





                             June 9, 2023

       James Graf
       Chief Executive Officer
       Graf Acquisition Corp. IV
       1790 Hughes Landing Blvd., Suite 400
       The Woodlands, TX 77380

                                                        Re: Graf Acquisition
Corp. IV
                                                            Registration
Statement on Form S-4
                                                            Filed May 15, 2023
                                                            File No. 333-271929

       Dear James Graf:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Market and Industry Data, page vii

   1. We note your statement that you have not independently verified the market and industry data contained in the
proxy statement/prospectus. This statement may imply an
                                                        inappropriate
disclaimer of responsibility with respect to such information. Please either delete this statement
or specifically state that you are liable for such information.
       Questions and Answers About the Business Combination and the Special Meeting, page 11

   2. Please revise this section as well as the section titled "Summary of the Proxy
                                                        Statement/Prospectus,"
where appropriate, to include a discussion of the combined
                                                        company's liquidity
position following the Business Combination. In your revisions, please describe and
quantify the payments required to be made by the combined company
 James Graf
FirstName  LastNameJames
Graf Acquisition Corp. IV Graf
Comapany
June 9, 2023NameGraf Acquisition Corp. IV
June 9,
Page 2 2023 Page 2
FirstName LastName
         following the Business Combination, including transaction expenses, as well as any other debt obligations of the combined company. Please also clarify whether the Acquiror
         Closing Cash Condition is waivable. To the extent this condition is waivable, please discuss the combined company's liquidity position if the condition is waived and if the
         Backstop Cash Commitment Amount is not required to be funded.
What is NKGen?, page 11

3. We note your statements here and throughout that SNKs have high "potency." Please revise to remove any statements that indicate NKGen's product candidates are potent or efficacious. You may discuss the results of NKGen's clinical trials without claiming potency or efficacy.

         Please also revise to provide the basis for your statement that the properties of NKGen's product candidates deliver higher levels of NK cell activity than using NK cells prepared by other methods. To the extent the data supporting this statement are not statistically significant, please revise to discuss the relevant limitations. Summary of the Proxy Statement/Prospectus
Conditions to the Completion of the Business Combination, page 32

4. Please clarify which conditions are waivable and by which party or parties. As appropriate, please revise your risk factors to address material risks associated with waivable conditions.
Ancillary Agreements, page 34

5. Please revise here and throughout, as appropriate, to disclose the number of shares of common stock that will be subject to (i) the Lockup Agreement and (ii) the A&R
         Registration Rights Agreement.
The Proposed Charter provides that the Court of Chancery of the State of Delaware..., page 111

6. Please revise this risk factor to disclose the risk that the exclusive forum provision may result in increased costs for investors to bring a claim.
The Business Combination Proposal
Background of the Business Combination, page 122

7. We note your statement that this section does not purport to catalogue every conversation and correspondence by and among Graf, NKGen and their respective representatives and advisors. Please revise your disclaimer to clarify that the material information related to the background and negotiation of the business combination is disclosed in this section.
         Alternatively, please remove this disclaimer.
8. We note your disclosure indicating that James A. Graf has been directly involved in five
         SPACs that closed business combinations over the past decade. Please revise to disclose
 James Graf
FirstName  LastNameJames
Graf Acquisition Corp. IV Graf
Comapany
June 9, 2023NameGraf Acquisition Corp. IV
June 9,
Page 3 2023 Page 3
FirstName LastName
         the companies involved in the other deSPAC transactions involving Mr. Graf and provide balanced disclosure describing the outcomes of these transactions.
9. We note your disclosure on page 123 that you engaged in discussions with approximately
         80 potential business combination target companies. Please disclose how many business combination target companies were in the same industry as NKGen. Please also disclose the criteria used to identify the first 300 potential targets and how they were narrowed to
         80 targets.
10. Please revise your disclosure to explain why Graf did not retain a bank as a financial advisor for the business combination. Please also revise to clarify whether Graf retained a scientific advisor to conduct due diligence on NKGen. To the extent Graf did not retain a scientific advisor, please explain why.
11. Please revise your disclosure in this section, where appropriate, to discuss whether Graf conducted any financial analysis to support NKGen's approximately $160 million enterprise value other than the comparable company analysis presented on page 129.
12. Please revise this section to disclose the person(s) who controlled NKGen prior to the proposed business combination and to discuss why NKGen decided to pursue the business combination with Graf as opposed to another type of corporate transaction.
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 173

13. We note the disclosure on page 96 that if the exercise of redemption rights by Public
         Stockholders causes Graf to fail to meet the Acquiror Closing Cash Amount, the Business
         Combination may not be consummated. Please revise the introduction to your Pro Forma
         Financial Statements to clearly discuss the impact of redemptions of more than
         13,724,919 shares by your Public Stockholders. Disclose why you do not reflect a scenario in your pro formas which represent 100% redemption of the outstanding public shares. When discussing the maximum 13,724,919 redemptions, revise throughout the document to consistently and clearly disclose that the Business Combination may not be consummated if this assumption is not met.
Business of NKGen, page 201

14. We note that disclosures here, and elsewhere in the prospectus, include statements or implications that your product candidates are safe and/or effective and "potent". Please revise these statements, as safety, efficacy and potency determinations are in the exclusive purview of the FDA or other regulators. For example only, the following statements improperly state or imply that your product candidates are safe, effective or potent:
             On page 201, that SNK cells have shown    high potency   .
             On page 201, that SNK cells deliver more NK cell activity per dose, as measured by higher cell killing potency.
             On page 211, that molecular characteristics of SNK01 cells drive high potency.
 James Graf
Graf Acquisition Corp. IV
June 9, 2023
Page 4
                On page 227 that HER-2-CAR SNK02 cells have    potent
killing activity.

         You may discuss results from your clinical trials and your documented SNK01 and
         SNK02 production processes without making conclusions as to safety, efficacy or potency.
15. Please revise this section to briefly explain the difference between autologous and allogeneic therapies.
16. We note your statement that SNK01 treatment in Phase 1 trials has demonstrated antitumor activity, tumor shrinkage and stabilization of disease in solid tumors both as monotherapy, in combination with checkpoint inhibitors and with targeted therapies.
         However, your disclosure on page 223 appears to indicate that antitumor activity and tumor shrinkage were observed in two compassionate use single-patient studies and your descriptions of clinical trial data do not appear to reference antitumor activity or tumor shrinkage. Please revise your disclosure or advise. Please also revise to clarify whether your Phase 1 trials were powered for statistical significance.
17. Please disclose the material terms of the collaboration agreements with Merck KGaA,
         Pfizer and Affimed. Please also file these agreements as exhibits pursuant to Item
         601(b)(10) of Regulation S-K, or tell us why you believe you are not required to do so.
Pipeline, page 204

18. Please revise the first column of your pipeline table on page 204 so that Autologous
         SNK01 is listed once and not twice in that column. In addition, please revise the pre-
         clinical column so that it is an equal size to the Phase 1, 2, and 3 columns.
Scaling, page 210

19. We note your disclosure regarding your belief that the manufacturing process is highly scalable, as well as your disclosure on page 230 that your manufacturing process includes cryopreservation techniques that enable bulk SNK02 product to be effectively frozen, ensuring its long-term stability Please revise these statements to reflect your disclosure on page 81 indicating that you have not yet developed a validated method of manufacturing your product candidates for long-term storage, in large quantities without damage, in a cost-efficient manner and without degradation beyond one to two years. Checkpoint combination rationale, page 221

20. We note your statement that NKGen has shown that SNK01 treatment can lead to the
FirstName LastNameJames Graf
       recruitment of cytotoxic T cells to cold tumors. Please revise to clarify if this effect was
Comapany    NameGraf
       observed           Acquisition
                  in a preclinical     Corp.
                                    study     IV
                                          or clinical trial. To the extent this
effect was observed in a
June 9,clinical trial,4 please present the relevant data.
        2023 Page
FirstName LastName
 James Graf
FirstName  LastNameJames
Graf Acquisition Corp. IV Graf
Comapany
June 9, 2023NameGraf Acquisition Corp. IV
June 9,
Page 5 2023 Page 5
FirstName LastName

Intellectual Property
Patents, page 231

21. With regard to your licensed U.S. issued patents and pending patent applications, please provide the specific product candidate(s) and/or technology to which such patents relate, the types of patents and expiration dates. In addition, please specify the product candidate(s) covered, types of patents, jurisdictions and expiration dates of the three licensed patents issued outside of the U.S. and foreign patent applications.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
NKGen
Liquidity and Capital Resources, page 252

22. Please revise your disclosure to clarify whether the additional loans made by NKMAX to
         NKGen from January through April 2023 will convert into shares of common stock of the combined company following the Business Combination or whether those loan amounts will remain outstanding.
Beneficial Ownership of Securities, page 273

23. We note that your beneficial ownership table of the combined company following the
         Business Combination does not include NKMAX as a 5% holder. However we note that your disclosure elsewhere, including on page 291, indicates that NKGen issued
         17,002,230 shares of its common stock to NKMAX to settle outstanding loan agreements.
         Please tell us whether NKMAX would be a 5% holder of the combined company.
Note 5. Fair Value Measurements, page F-37

24. Please revise to quantify the significant unobservable inputs underlying the level 3 fair value measurement of your convertible notes. Refer to ASC 820-10-50-2bbb and 50-
         2bbb(2)(ii).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224 with any other questions.
 James Graf
Graf Acquisition Corp. IV
June 9, 2023
Page 6



                                         Sincerely,
FirstName LastNameJames Graf
                                         Division of Corporation Finance
Comapany NameGraf Acquisition Corp. IV
                                         Office of Life Sciences
June 9, 2023 Page 6
cc:       Elliott Smith
FirstName LastName